EXHIBIT 99.1

RISK FACTORS AND UNCERTAINTIES

              Readers should carefully consider the risks and uncertainties described below before deciding whether to invest in shares of our common stock.

              Our failure to successfully address the risks and uncertainties described below would have a material adverse effect on our business, financial condition and/or results of operations, and the trading price of our common stock may decline and investors may lose all or part of their investment. We cannot assure you that we will successfully address these risks or other unknown risks that may affect our business.

              Estimates of mineralized material are forward-looking statements inherently subject to error. Although resource estimates require a high degree of assurance in the underlying data when the estimates are made, unforeseen events and uncontrollable factors can have significant adverse or positive impacts on the estimates. Actual results will inherently differ from estimates. The unforeseen events and uncontrollable factors include: geologic uncertainties including inherent sample variability, metal price fluctuations, variations in mining and processing parameters, and adverse changes in environmental or mining laws and regulations. The timing and effects of variances from estimated values cannot be accurately predicted.

Our operations will require future financing.

              We are an early stage company and currently do not have sufficient capital to fully fund the Plan of Operation at the Borealis Property. Currently, we have sufficient cash on hand to fund the completion of a feasibility study, our current drilling program, permitting and general and administrative expenses for approximately 18 months. However, we will require substantial additional financing for future development activities, if any, or if we encounter unexpected costs or delays.

             Failure to obtain sufficient financing may result in the delay or indefinite postponement of exploration, and, if warranted, development or production on any or all of the Borealis Property and any properties we may acquire in the future or even a loss of our property interest. This includes the Borealis Property, as our lease over claims covering the principal deposits will expire in 2009 unless we are engaged in active mining operations at that time. We cannot be certain that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favorable or acceptable to us. Future financings may cause dilution to our shareholders.

The feasibility of mining on the Borealis Property, our only property, has not been established, which meanswe have not completed exploration work to determine if it is commercially feasible to develop the property.

        We have no probable or proven reserves on our property. The mineralized material identified to date on the Borealis Property does not have demonstrated economic viability, and we cannot provide any assurance that mineral reserves will be identified on the property. The feasibility of mining has not been, and may never, be established. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices, which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. If we are unable to upgrade some or all of our mineralized material to proven and probable reserves in sufficient quantities to justify commercial operations, we may not be able to raise sufficient capital to, if warranted, develop a mine at the Borealis Property. The market value of exploration stage companies is determined, in part, by the existence of proven or probable reserves on the company’s property. If we are unable to establish such reserves, the market value of our securities is expected to decline significantly and you may lose some or all of your investment. In addition, if we are unable to develop the Borealis Property, we may never be able to generate revenues from operations.

Historical production on the Borealis Property may not be indicative of the potential for future development.

              The Borealis Mine actively produced gold in the 1980‘s, but we currently have no commercial production at the Borealis Property and have never recorded any revenues. You should not rely on the fact that there were historical mining operations at the Borealis Property as an indication that we will ever place the property into commercial production. We expect to continue to incur losses unless and until such time, if ever, as our property enters into commercial production and generates sufficient revenues to fund our continuing operations. The development of new mining operations at the Borealis Property will require the commitment of substantial resources for operating expenses and capital expenditures, which may increase in subsequent years as needed consultants, personnel and equipment associated with advancing exploration, development and commercial production of our properties are added. The amounts and timing of expenditures will depend on the progress of ongoing exploration and development, the results of consultants’ analysis and recommendations, the rate at which operating losses are incurred, the execution of any joint venture agreements with strategic partners, our acquisition of additional properties, and other factors, many of which are beyond our control. We may not be able to place the Borealis Property into production or generate any revenues or achieve profitability.

Our exploration activities on the Borealis Property may not be commercially successful, which could lead us toabandon our plans to develop the property and our investments in exploration.

              Our long-term success depends on our ability to identify additional mineral deposits on the Borealis Property and other properties we may acquire, if any, that we can then develop into commercially viable mining operations. Mineral exploration is highly speculative in nature, involves many risks and is frequently nonproductive. These risks include unusual or unexpected geologic formations, and the inability to obtain suitable or adequate machinery, equipment or labor. The success of gold exploration is determined in part by the following factors:

•	the identification of potential gold mineralization based on superficial analysis;

•	availability of government-granted exploration permits;

•	the quality of our management and our geological and technical expertise; and

•	the capital available for exploration.

              Substantial expenditures are required to establish proven and probable reserves through drilling and analysis, to develop metallurgical processes to extract metal, and to develop the mining and processing facilities and infrastructure at any site chosen for mining. Whether a mineral deposit will be commercially viable depends on a number of factors, which include, without limitation, the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices, which fluctuate widely; and government regulations, including, without limitation, regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. We may invest significant capital and resources in exploration activities and abandon such investments if we are unable to identify commercially exploitable mineral reserves. The decision to abandon a project may have an adverse effect on the market value of our securities and the ability to raise future financing. We cannot assure you that we will discover or acquire any mineralized material in sufficient quantities on any of our properties to justify commercial operations.

Planned exploration, and, if warranted, development and mining activities on our Borealis Property involve ahigh degree of risk.

              Our planned operations will be subject to all the hazards and risks normally encountered in the exploration, development and production of gold and other base or precious metals, including, without limitation, unusual and unexpected geologic formations, seismic activity, pit-wall failures, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and legal liability. Milling operations, if any, are subject to various hazards, including, without limitation, equipment failure and failure of solution containment structures, which may result in environmental pollution and legal liability.

              The parameters used in estimating mining and processing efficiency are based on testing and experience with previous operations. While the parameters used have a reasonable basis, various unforeseen conditions can occur that may materially affect the estimates. In particular, past operations indicate that care must be taken to ensure that proper ore grade control is employed and that proper steps are taken to ensure that the leaching operations are executed as planned.

              If we make a decision to develop the Borealis Property, we plan to process the sulfide gold mineralization using technology that has been demonstrated to be commercially effective at other gold deposits in Nevada. These techniques may not be as efficient or economical as we project, and we may never achieve profitability.

A decline in gold prices may make it commercially unfeasible for us to develop our property and may cause ourstock price to decline.

              The value and price of our units, common shares and warrants, our financial results, and our exploration, development and mining activities may be significantly adversely affected by declines in the price of gold and other precious metals. Gold prices fluctuate widely and are affected by numerous factors beyond our control such as interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of gold producing countries throughout the world. The price for gold fluctuates in response to many factors beyond anyone’s ability to predict. The prices used in making the estimates in our plans differ from daily prices quoted in the news media. The percentage change in the price of a metal cannot be directly related to the estimated mineralized material quantities, which are affected by a number of additional factors. For example, a 10 percent change in price may have little impact on the estimated mineralized material quantities and affect only the resultant positive cash flow, or it may result in a significant change in the amount of mineralized material. Because mining occurs over a number of years, it may be prudent to continue mining for some periods during which cash flows are temporarily negative for a variety of reasons including a belief that the low price is temporary and/or the greater expense incurred in closing a property permanently.

              Mineralized material calculations and life-of-mine plans using significantly lower gold and precious metal prices could result in material write-downs of our investments in mining properties and increased amortization, reclamation and closure charges.

              In addition to adversely affecting our mineralized material estimates and its financial condition, declining metal prices can impact operations by requiring a reassessment of the commercial feasibility of a particular project. Such a reassessment may be the result of a management decision related to a particular project. Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays in development or may interrupt operations, if any, until the reassessment can be completed.

              Declines in gold prices may cause our stock price to decline, which could cause you to lose money and make it difficult for us to raise capital on terms acceptable to us.

Title to the Borealis Property may be subject to other claims, which could affect our property rights and claims.

              Although we believe we have exercised commercially reasonable due diligence with respect to determining title to properties we own or control and the claims that are subject to the Borealis mining lease, there is no guarantee that title to such properties will not be challenged or impugned. The Borealis Property may be subject to prior unrecorded agreements or transfers or native land claims and title may be affected by undetected defects. There may be valid challenges to the title of the Borealis Property which, if successful, could impair development and/or operations. This is particularly the case in respect of those portions of the Borealis Property in which we hold our interest solely through a lease with the claim holders, as such interest is substantially based on contract and has been subject to a number of assignments (as opposed to a direct interest in the property).

              All of the mineral rights to the Borealis Property consist of “unpatented” mining claims created and maintained in accordance with the U.S. General Mining Law. Unpatented mining claims are unique property interests, and are generally considered to be subject to greater title risk than other real property interests because the validity of unpatented mining claims is often uncertain. This uncertainty arises, in part, out of the complex federal and state laws and regulations under the U.S. General Mining Law, including the requirement of a proper physical discovery of valuable minerals within the boundaries of each claim and proper compliance with physical staking requirements. Also, unpatented mining claims are always subject to possible challenges by third parties or validity contests by the federal government. The validity of an unpatented mining or millsite claim, in terms of both its location and its maintenance, is dependent on strict compliance with a complex body of U.S. federal and state statutory and decisional law. In addition, there are few public records that definitively determine the issues of validity and ownership of unpatented mining claims.

Estimates of mineralized materials at the Borealis Property are subject to geologic uncertainty and inherentsample variability, and actual mineralization encountered in further exploration and development could differfrom these estimates.

              Although the mineralization estimates at the Borealis Property have been delineated with appropriately spaced drilling, there is inherent variability between duplicate samples taken adjacent to each other and between sampling points that cannot be reasonably eliminated. There also may be unknown geologic details that have not been identified or correctly appreciated at the current level of delineation. This results in uncertainties that cannot be reasonably eliminated from the estimation process. Some of the resulting variances can have a positive effect and others can have a negative effect on mining and processing operations. Acceptance of these uncertainties is part of any mining operation.

We currently depend on a single property — the Borealis Property.

              Our only mineral property is the Borealis Property. Even though the Borealis Property encompasses several areas with known gold mineralization, unless we acquire additional properties or projects or discover additional deposits at the Borealis Property, we will be solely dependent upon the success of the Borealis Property as a source of future revenue and profits, if any. We cannot provide any assurance that we will establish any reserves or successfully commence mining operations on the Borealis Property or that we will ever obtain an interest in any other property with mineral potential in order to diversify our business.

Government regulation may increase costs or cause delay in our business and planned operations.

              We believe that we currently comply with existing state and federal environmental and mining laws and regulations at the Borealis Property and that our proposed development of the property will also meet those standards. Our mining, processing, development and mineral exploration activities, if any, are subject to various laws governing prospecting, mining, development, production, taxes, labor standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters. We cannot assure you that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail our exploration, production or development. At present, there is no royalty payable to the United States on production from unpatented mining claims, although legislative attempts to impose a royalty have occurred in recent years. Amendments to current laws and regulations governing operations and activities of exploration, development mining and milling or more stringent implementation thereof could have a material adverse impact on our business and financial condition and cause increases in exploration expenses, capital expenditures or production costs or reduction in levels of production assuming we achieve production or require abandonment or delays in development of new mining properties.

              We will require permits and approvals from the Bureau of Land Management, U.S. Forest Service, the State of Nevada, Nevada Bureau of Mining Regulation and Reclamation and other regulatory agencies in order to implement our planned operations at the Borealis Property. We have not obtained all of the required permits and governmental approvals for our planned operations at the Borealis Property, and we may require additional permits for future operations.

              Government approvals and permits are currently, and may in the future be, required in connection with our operations, if any. We still require environmental operating permits, approval of our plan of operations and a water pollution control permit to commence development of our Borealis Property. To the extent other approvals are required and not obtained; we may be curtailed or prohibited from commencing or continuing mining operations or from proceeding with planned exploration or development of mineral properties.

Our operations are subject to environmental risks which could expose us to significant liability and delay,suspend or terminate our operations at the Borealis Property.

        All phases of our operations, if any, will be subject to federal, state and local environmental regulation These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. We cannot be certain that future changes in environmental regulation, if any, will not adversely affect our operations, if any. Environmental hazards may exist on the Borealis Property and on properties which we hold and may hold interests in the future that are unknown to us at present and that have been caused by previous or existing owners or operators of the properties.

              Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

              Production, if any, at our mines will involve the use of hazardous materials. Should these materials leak or otherwise be discharged from their containment systems then we may become subject to liability for hazards that we may not be insured against or for clean up work that may not be insured.

We will be required to locate mineral reserves for our long-term success.

              Because mines have limited lives based on proven and probable mineral reserves, we will have to continually replace and expand our mineral reserves, if any, if and when the Borealis Property produces gold and other base or precious metals. Our ability to maintain or increase its annual production of gold and other base or precious metals once the Borealis Property is restarted, if at all, will be dependent almost entirely on its ability to bring new mines into production.

              The Borealis Property has an estimated nominal mine life of approximately ten years, which is based solely on preliminary engineering studies and commodity price assumptions which may not be correct. An increasing gold price or discovery of additional mineralized material could have the effect of extending mine life; while a decreasing gold price could shorten mine life.

We do not insure against all risks which we may be subject to in our planned operations.

              We currently maintain insurance to insure against general commercial liability claims and losses of equipment. Our insurance will not cover all the potential risks associated with a mining company’s operations. We may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, we expect that insurance against risks such as environmental pollution or other hazards as a result of exploration and production may be prohibitively expensive to obtain for a company of our size and financial means. We might also become subject to liability for pollution or other hazards which may not be insured against or which we may elect not to insure against because of premium costs or other reasons. Losses from these events may cause us to incur significant costs that could negatively affect our financial condition and ability to fund our activities on the Borealis Property. A significant loss could force us to terminate our operations.

We compete with larger, better capitalized competitors in the mining industry.

              The mining industry is competitive in all of its phases, including financing, technical resources, personnel and property acquisition. It requires significant capital, technical resources, personnel and operational experience to effectively compete in the mining industry. Because of the high costs associated with exploration, the expertise required to analyze a project’s potential and the capital required to develop a mine, larger companies with significant resources may have a competitive advantage over us. We face strong competition from other mining companies, some with greater financial resources, operational experience and technical capabilities than us. As a result of this competition, we may be unable to maintain or acquire financing, personnel, technical resources or attractive mining properties on terms we consider acceptable or at all.

Our growth will require new personnel, which we will be required to recruit, hire, train and retain.

        We are expecting significant growth in our number of employees if we determine that a mine at the Borealis Property iscommercially feasible, we are able to raise sufficient funding and we elect to develop the property. This growth will place substantial demands on us and our management. Our ability to assimilate new personnel will be critical to our performance. We will be required to recruit additional personnel and to train, motivate and manage employees. We will also have to adopt and implement new systems in all aspects of our operations. This will be particularly critical in the event we decide not to use a contract miner at the Borealis Property. We have no assurance that we will be able to recruit the personnel required to execute our programs or to manage these changes successfully.

Our directors and officers may have conflicts of interest as a result of their relationships with other companies.

              Certain of the directors and officers of Gryphon Gold have served as officers and directors for other companies engaged in natural resource exploration and development and may also serve as directors and/or officers of other companies involved in natural resource exploration and development. For example, Christopher Herald is the President and CEO of Crown Resources and Richard Hughes is President of Klondike Gold Corp. and a director of Alamos Gold Inc. Consequently, there is a possibility that our directors and/or officers may be in a position of conflict in the future.

New legislation, including the Sarbanes-Oxley Act of 2002, may make it difficult for us to retain or attract officers and directors.

              We may be unable to attract and retain qualified officers, directors and members of board committees required to provide for our effective management as a result of the recent and currently proposed changes in the rules and regulations which govern publicly-held companies. Sarbanes-Oxley Act of 2002 has resulted in a series of rules and regulations by the Securities and Exchange Commission that increase responsibilities and liabilities of directors and executive officers. We are a small company with a very limited operating history and no revenues or profits, which may influence the decisions of potential candidates we may recruit as directors or officers. The perceived increased personal risk associated with these recent changes may deter qualified individuals from accepting these roles.

While we believe we have adequate internal control over financial reporting, we will be required to evaluateour internal controls under Section 404 of the Sarbanes-Oxley Act of 2002, and any adverse results from suchevaluation could result in a loss of investor confidence in our financial reports and have an adverse effecton the price of our shares of common stock.

        Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, we expect that beginning with our annual report on Form 10-KSB for the fiscal year ended March 31, 2008, we will be required to furnish a report by management on our internal controls over financial reporting. Such report will contain, among other matters, an assessment of the effectiveness of our internal control over financial reporting, including a statement as to whether or not our internal control over financial reporting is effective. This assessment must include disclosure of any material weaknesses in our internal control over financial reporting identified by our management. Such report must also contain a statement that our auditors have issued an attestation report on our management’s assessment of such internal controls. Public Company Accounting Oversight Board Auditing Standard No. 2 provides the professional standards and related performance guidance for auditors to attest to, and report on, our management’s assessment of the effectiveness of internal control over financial reporting under Section 404.

              While we believe our internal control over financial reporting is effective, we are still compiling the system and processing documentation and performing the evaluation needed to comply with Section 404, which is both costly and challenging. We cannot be certain that we will be able to complete our evaluation, testing and any required remediation in a timely fashion. During the evaluation and testing process, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that such internal control is effective. If we are unable to assert that our internal control over financial reporting is effective as of March 31, 2008 (or if our auditors are unable to attest that our management’s report is fairly stated or they are unable to express an opinion on the effectiveness of our internal controls), we could lose investor confidence in the accuracy and completeness of our financial reports, which would have a material adverse effect on our stock price.

              Failure to comply with the new rules may make it more difficult for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage and/or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, on committees of our board of directors, or as executive officers.